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JEREMY SENDEROWICZ jeremy.senderowicz@dechert.com +1 212 641 5669 Direct +1 212 698 3599 Fax

May 21, 2013

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E. Washington, D.C. 20549

Attn: Kieran Brown, Division of Investment Management

Re:	DBX ETF Trust (the “Trust”)

(File Nos. 333-170122 and 811-22487)

Dear Mr. Brown:

Thank you for your telephonic comments regarding the registration statements on Form N-1A for the Trust with respect to db X-trackers Municipal Infrastructure Revenue Bond ETF (the “Fund”), a series of the Trust, filed with the Securities and Exchange Commission (the “Commission”) on February 5, 2013. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf. Below, we describe the changes that have been made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.

PROSPECTUS

Comment 1.	Please make changes to this filing in response to the comments provided to the Trust’s filing of December 19, 2012, as applicable.

Response 1.	The disclosure has been revised as applicable.

Comment 2.	Please conform the formatting of the Risk/Return Summary: Fee Table “Annual Fund Operating Expenses” to the tabular format contemplated by Item 3 of the Form N-1A.

Response 2.	The formatting has been revised accordingly.

Comment 3.	In the Example following the fee table, please confirm that the fee waiver is only being applied for one year.

Response 3.	We do so confirm.

Comment 4.	Please revise footnote 2 under the “Annual Fund Operating Expenses” table by adding further explicit disclosure that the practical effect of the Expense Cap is that the Adviser will reimburse the Fund for the Independent Trustee Fees. Please confirm there is no intention to terminate the Expense Cap in the next year.

Response 4.	The disclosure has been revised accordingly. We do so confirm.

Comment 5.	It is not clear from the Fund’s name that it invests at least 80% of its total assets in securities that the DBIQ Municipal Infrastructure Revenue Bond Index (the “Index”) is designed to measure. Please clarify the disclosure to state that the Fund will invest at least 80% of its total assets in municipal infrastructure revenue securities.

Response 5.	The disclosure has been revised accordingly.

Comment 6.	Please confirm in the “Principal Investment Strategies” section whether the Fund’s investment of up to 20% of net assets in securities whose income is subject to the federal alternative minimum tax (AMT) is part of its 80% principal investment strategy. If so, please revise this section with “The Fund considers any investments in municipal securities that pay interest subject to the alternative minimum tax (“AMT”) as part of the 80% of the Fund’s net assets that must be invested in municipal securities.” found in the Fund’s fundamental policy under the “Investment Limitations” section of the SAI.

Response 6.	The disclosure has been revised to clarify that the Index may contain, and thus the Fund may invest in, an unlimited amount of its net assets in securities whose interest is subject to the AMT. The Prospectus and SAI have been revised to reflect this change.

Comment 7.	Please confirm that the Fund’s policy to invest at least 80% of its total assets in component securities that comprise its underlying index complies with the terms and conditions of the exemptive relief granted by the SEC to the Trust. Please also acknowledge that you understand that it is the SEC’s position regarding Section 35(d) of the Investment Company Act of 1940, as amended (the “1940 Act”) and Rule 35d-1 thereunder, that index funds generally are expected to invest more than 80% of their assets in investments in the applicable index connoted by the Fund’s name.

Response 7.	We hereby confirm that the Trust’s exemptive relief expressly states that an index ETF will invest at least 80% of its total assets in component securities that comprise its underlying index. In addition, to comply with Rule 35d-1 under the 1940 Act, the Fund also has a policy to invest, under normal conditions, at least 80% of its net assets in investments connoted by the Fund’s name. We hereby acknowledge that we understand the SEC’s position that index funds generally are expected to invest more than 80% of their assets in investments in the applicable index connoted by the Fund’s name.

Comment 8.	Please clarify whether the Index, and thus the Fund, attempts to achieve a particular maturity and/or duration. If so, please give a description of duration and give an example.

Response 8.	The Index, and thus the Fund, does not attempt to achieve a particular duration. However, the Index restricts eligibility to municipal securities which have a stated final maturity of 10 years or longer and are not callable for at least the next 5 years and the Fund’s investments accordingly will be limited in such fashion. The disclosure has been revised accordingly.

Comment 9.	Please describe in the “Principal Investment Strategies” section each specific bond contained in the “Summary of Principal Risks” section.

Response 9.	The disclosure has been revised accordingly.

Comment 10.	Please clarify whether Health Care Bonds are considered to be part of infrastructure, and if so, why.

Response 10.	The references to health care bonds have been deleted because they are not eligible for inclusion in the Index.

Comment 11.	Please add “junk bond” disclosure to the Credit Risk section in “Summary of Principal Risks”.

Response 11.	The references to junk bonds have been deleted because they are not eligible for inclusion in the Index.

Comment 12.	To the extent they are known, please name the specific regions or sectors of the municipal securities market to which the Fund’s assets will be substantially allocated, as well as any applicable specific risks (as described in Focus Risk).

Response 12.	The disclosure has been revised accordingly.

Comment 13.	Please describe the types of derivatives the Fund will utilize in the “Principal Investment Strategies” section and confirm all corresponding risks are disclosed in the “Principal Investment Risk” section.

Response 13.	The Fund does not currently intend to invest in any derivatives as a principal investment strategy.

Comment 14.	Please clarify that retail investors cannot redeem directly from the Fund and must sell on the secondary market in the “Cash Redemption Risk” section.

Response 14.	The disclosure has been revised accordingly.

Comment 15.	Please clarify that each Portfolio Manager has been a member of the portfolio management team since inception.

Response 15.	The disclosure has been revised accordingly.

Comment 16.	Please summarize the universe of municipal securities eligible for inclusion in the Index in the summary section.

Response 16.	The disclosure has been revised accordingly.

Comment 17.	Please indicate how many bonds are in the Index in the “Principal Investment Strategies” section on page 6.

Response 17.	The disclosure has been revised accordingly.

Comment 18.	Please revise the “Portfolio Managers” section on page 13 to describe each portfolio manager’s role on the applicable committee or team and clarify what their roles have been in the past five years.

Response 18.	The disclosure has been revised accordingly.

Comment 19.	Please replace the phrase “net realized securities gains” with “net realized capital gains” in the first paragraph of General Policies under “Dividends and Distributions”.

Response 19.	The disclosure has been revised accordingly.

Comment 20.	Please update the last sentence of the first paragraph of the tax disclosure in “Taxes on Distributions’.

Response 20.	The disclosure has been revised accordingly.

Comment 21.	Please state that the Index Provider is an affiliate of the Fund in “Index Provider.”

Response 21.	The disclosure has been revised accordingly.

STATEMENT OF ADDITIONAL INFORMATION

Comment 22.	Please indicate whether the Adviser expects to register as a commodity pool operator in connection with the management of the Fund in the “Restrictions on the Use of Futures Contracts and Options on Futures Contracts” section.

Response 22.	We confirm that the Fund will not be deemed a commodity pool and that the Adviser therefore will not be required to register as a commodity pool operator in connection with its management of the Fund.

Comment 23.	Please disclose the Fund’s concentration policy under “Investment Limitations”. For purposes of the Fund’s policy of concentrating its investments, please include disclosure to the effect that municipal securities with payments of principal or interest backed by the revenue of a specific project are considered to be issued by a specific industry.

Response 23.	The disclosure has been revised accordingly.

Comment 24.	Please delete the third to last paragraph in the “Investment Limitations” section as it is redundant with other disclosure.

Response 24.	The disclosure has been revised accordingly.

* * * * *

As you have requested and consistent with Commission Release 2004-89, the Trust hereby acknowledges that:

•	The Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at (212) 641-5669.

Very truly yours,

/s/ Jeremy Senderowicz
Jeremy Senderowicz